U.S. SECURITIESAND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                          Madison Avenue Holdings Inc.
--------------------------------------------------------------------------------
                         (Name of Small Business Issuer)

                Delaware                                20-0823997
--------------------------------------------------------------------------------
    (State or Other Jurisdiction of             (I.R.S. Employer Identification
     Incorporation or Organization)                        Number)


                 354 East 50th Street, New York, New York 10022
--------------------------------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)


                                  212-519-2100
                           (Issuer's Telephone Number)

        Securities to be Registered Under Section 12(b) of the Act: None

           Securities to be Registered Under Section 12(g) of the Act:

                                  Common Stock
                                 Par Value $.001
                              ---------------------
                                (Title of Class)

                                     PART I

ITEM  1.  BUSINESS.

      Madison Avenue Holdings Inc. ("MAHI") was incorporated on February 27, 2004 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. MAHI has been in the developmental stage since inception and its operations to date have been limited to issuing shares to its original shareholders and filing this registration statement.

      MAHI will attempt to locate and negotiate with one or more business entities for the combination of that target company or those target companies with MAHI. Each combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

      No assurances can be given that MAHI will be successful in locating or negotiating with any target company.

       MAHI has been formed to provide a method for a foreign or domestic private company to become a reporting company with a class of securities registered under the Securities Exchange Act of 1934.

ASPECTS OF A REPORTING COMPANY

       There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

      -     Increased visibility in the financial community;

      - Provision of information required under Rule 144 for trading of eligible securities;

      - Compliance with a requirement for admission to quotation on the NASD OTC Bulletin Board or on the Nasdaq SmallCap Market;

      -     The facilitation of borrowing from financial institutions;

      -     Improved trading efficiency;

      -     Shareholder liquidity;

      -     Greater ease in subsequently raising capital;

      - Compensation of key employees through stock options for which there may be a market valuation;

      -     Enhanced corporate image.

      There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

      -     Requirement for audited financial statements;

      -     Required publication of corporate information;

      -     Required filings of periodic and episodic reports with the SEC;

      - Increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

      Certain private companies may find a business combination more attractive than an initial public offering of their securities. The reasons for this may include the following:

      -     Inability to obtain an underwriter;

      -     Possible larger costs, fees and expenses of a public offering;

      -     Possible delays in the public offering process;

      -     Greater dilution of outstanding securities.


     Certain private companies may find a business combination less attractive than an initial public offering of their securities.

     The reasons for this may include the following:

      -     No investment capital raised through a business combination;

      -     No underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

      A business entity, if any, which may be interested in a business combination with MAHI may include the following:

      - A company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

      - A company that is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

      - A company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

      - A company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

      - A foreign company which may want an initial entry into the United States securities market;

      - A special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

      - A company seeking one or more of the other perceived benefits of becoming a public company.

      A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of MAHI and the substitution by the target company of its own management and board of directors.

      No assurances can be given that MAHI will be able to enter into any business combination, as to the terms of a business combination, or as to the nature of a target company.

      The proposed business activities described herein classify MAHI as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the public sale of securities of blank check companies. MAHI will not make any efforts to cause a market to develop in its securities until such time as MAHI has successfully implemented its business plan and it is no longer classified as a blank check company.

      MAHI is voluntarily filing this registration statement with the Securities and Exchange Commission and is under no obligation to do so under the Exchange Act. MAHI will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of MAHI. Since a principal benefit of a business combination with MAHI would normally be considered its status as a reporting company, it is anticipated that MAHI will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

GLOSSARY

"Blank check"company. As used herein, a "blank check" company is a development stage company that has specific business plans or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business   combination.   Normally  a  merger,   stock-for-stock   exchange   or
stock-for-assets exchange between the Registrant and the target company or the shareholders of the target company.

MAHI or the Registrant. The corporation whose common stock is the subject of this registration statement.

Exchange Act. The Securities Exchange Act of 1934.

Securities Act. The Securities Act of 1933.

RISK  FACTORS

      The business of MAHI is subject to numerous risk factors, including the following:

      - MAHI has no operating history nor revenue and minimal assets and operates at a loss.

Since its incorporation on February 27, 2004, MAHI has had no operating history nor any revenues or earnings from operations. MAHI has no significant assets or financial resources. MAHI has sustained losses to date and will, in all likelihood, continue to sustain expenses without corresponding revenues, at least until the consummation of a business combination. There is no assurance that MAHI will ever be profitable.

      -     MAHI may have conflicts of interest.

Management of MAHI participates in other business ventures, which may compete directly with MAHI. Additional conflicts of interest and non-arms length transactions may also arise in the future. The terms of a business combination may provide for a payment by a target company in cash or otherwise to current stockholders for the purchase or retirement of all or part of their common stock of MAHI. Such benefits may influence current management's choice of a target company. The By-laws of MAHI provide that MAHI may indemnify officers and/or directors of MAHI for liabilities, which can include liabilities arising under the securities laws. Assets of MAHI could be used or attached to satisfy any liabilities subject to such indemnification.

      -     The proposed operations of MAHI are speculative.

The success of the proposed business plan of MAHI will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that MAHI will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if MAHI had more funds available to it, would be desirable. In the event MAHI completes a business combination, the success of its operations will be dependent upon management of the target company and numerous other factors beyond the control of MAHI. There is no assurance that MAHI can identify a target company and consummate a business combination.

      -     Purchase of penny stocks can be risky.

In the event that a public market develops for the securities of MAHI following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock", for purposes relevant to MAHI, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation, but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock.

      - There is a scarcity of and competition for business opportunities and combinations.

MAHI is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies, which may be merger or acquisition target candidates for MAHI. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than MAHI and, consequently, MAHI will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, MAHI will also compete with numerous other small public companies in seeking merger or acquisition candidates.

      - There is no agreement for a business combination and no minimum requirements for a business combination.

As of the original filing date of this registration statement, MAHI had no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. MAHI does not intend to enter into a business combination until after the effective date of this registration statement. There can be no assurance that MAHI will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. MAHI has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a target company to have achieved, or without which MAHI would not consider a business combination with such business entity. Accordingly, MAHI may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that MAHI will be able to negotiate a business combination on terms favorable to MAHI.

      - We may be subject to uncertainty in the competitive environment of business acquisition targets.

      If we succeed in making acquisitions, we will probably become subject to intense competition in the business areas of our acquired company or companies. Many industries have experienced rapid growth and have frequently attracted competitors with substantial resources. In many cases, competitors seeking to enter a particular segment of the market may have even greater financial, marketing, technical, human and other resource capabilities than initial industry participants. There can be no assurance that after an acquisition, we will have the resources to compete effectively in the acquired company's industry.

      -     Reporting requirements may delay or preclude acquisition.

Pursuant to the requirements of Section 13 of the Exchange Act, MAHI is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements normally must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by MAHI. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirement of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to MAHI at the time of effecting a business combination. In cases where audited financial statements are unavailable, MAHI will have to rely upon information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a target company might prove to be an unfavorable one for MAHI.

      -     We have not conducted any market research on blank check companies.

MAHI has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by MAHI. Even in the event demand exists for a transaction of the type contemplated by MAHI, there is no assurance MAHI will be successful in completing any such business combination.

      -     MAHI may become subject to regulation under Investment Company Act.

In the event MAHI engages in business combinations, which result in MAHI holding passive investment interests in a number of entities, MAHI could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities, which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, MAHI would be required to register as an investment company and could be expected to incur significant registration and compliance costs. MAHI has obtained no formal determination from the Securities and Exchange Commission as to the status of MAHI under the Investment Company Act of 1940. Any violation of such Act could subject MAHI to material adverse consequences.

      - After a business combination, there will probably be change in control and management.

A business combination involving the issuance of the common stock of MAHI will, in all likelihood, result in stockholders of a target company obtaining a controlling interest in MAHI. As a condition of the business combination agreement, current stockholders of MAHI, may agree to sell, transfer or retire all or a portion of its common stock of MAHI to provide the target company with all or majority control. The resulting change in control of MAHI will likely result in removal of the present officer and director of MAHI and a corresponding reduction in or elimination of his participation in the future affairs of MAHI. If there is a change in management, no assurance can be given as to the experience or qualifications of such persons either in the operation of MAHI's activities or in the operation of the business, assets or property being acquired. New management may be unsuccessful in managing MAHI after the business combination.

      - After a business combination, the value of MAHI shares may be diluted.

A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the common stock of MAHI may increase or decrease, perhaps significantly.

      - A business combination might result in the imposition of both federal and state taxes.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination MAHI may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. MAHI intends to structure any business combination so as to minimize the federal and state tax consequences to both MAHI and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

ITEM  2. PLAN OF OPERATION.

Search for a target company.

        MAHI will search for target companies as potential candidates for a business combination.

        MAHI has not entered into agreements with any third parties to locate potential merger candidates.

        MAHI may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. If MAHI engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. MAHI may utilize consultants in the business and financial communities for referrals of potential target companies. There is no assurance that MAHI will locate a target company or that a business combination will be successful.

Management  of  MAHI

        MAHI has no full time employees. There is one officer and Director - Cesar Villavicencio - who is the Chief Executive Officer, President, Chief Financial Officer and Secretary. Mr. Villavicencio is also the sole owner of a corporation which is the sole stockholder of MAHI. Mr. Villavicencio has agreed to allocate a limited portion of his time to the activities of MAHI after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr.Villavicencio and the potential demands of the activities of MAHI.

        The amount of time spent by management on the activities of MAHI is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere. It is impossible to predict the amount of time management will actually be required to spend to review a suitable target company. Management estimates that the business plan of MAHI can be implemented by devoting approximately 10 to 25 hours per month over the course of several months, but such figure cannot be stated with precision. Management will not perform any services on behalf of MAHI until after the effective date of this registration statement.

General Business Plan

        The purpose of MAHI is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. MAHI will not restrict its search to any specific business, industry, or geographical location and MAHI may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because MAHI has nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to the stockholders of MAHI because it will not permit MAHI to offset potential losses from one venture against gains from another.

        MAHI may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

        MAHI anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. MAHI has not conducted any research to confirm that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for stockholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

        MAHI has, and will continue to have, minimal capital with which to provide the owners of business entities with any cash or other assets. However, MAHI offers owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without the time required to become a reporting company by other means. MAHI has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

        The analysis of new business opportunities will be undertaken by, or under the supervision of, the sole officer and director of MAHI, who is not a professional business analyst. In analyzing prospective business opportunities, MAHI may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable, but which then may be anticipated to impact the proposed activities of MAHI; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the virtually unlimited discretion of MAHI to search for and enter into potential business opportunities.

        Upon acceptance of this Form 10-SB, MAHI will be subject to the reporting requirements of the Exchange Act. Included in these requirements is the duty of MAHI to file audited financial statements as part of or within 60 days following the due date for filing its Current Report on Form 8-K reporting a business combination which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a transaction. MAHI intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. MAHI may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

        MAHI will not restrict its search for any specific kind of business entities, but may acquire a venture, which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which MAHI may become engaged, whether such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which MAHI may offer.

        Following a business combination MAHI may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, MAHI may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

        A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to MAHI only on the condition that the services of a consultant or advisor are continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

Terms of a Business Combination

        In implementing a structure for a particular business acquisition, MAHI may become a party to a merger, consolidation, reorganization, joint venture, licensing agreement or other arrangement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and stockholders of MAHI will no longer be in control of MAHI. In addition, it is likely that the officer and director of MAHI will, as part of the terms of the business combination, resign and be replaced by one or more new officers and directors.

        It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, MAHI may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after MAHI has entered into an agreement for a business combination or has consummated a business combination and MAHI is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the securities of MAHI may depress the market value of the securities of MAHI in the future if such a market develops, of which there is no assurance.

        While the terms of a business transaction to which MAHI may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

        Depending upon, among other things, the target company's assets and liabilities, the stockholders of MAHI will in all likelihood hold a substantially lesser percentage ownership interest in MAHI following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event MAHI acquires a target company with substantial assets. Any merger or acquisition effected by MAHI can be expected to have a significant dilutive effect on the percentage of shares held by the stockholders of MAHI at such time.

        MAHI will participate in a business combination only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

      If MAHI stops or becomes unable to continue to pay the operating expenses of MAHI, MAHI may not be able to timely make its periodic reports required under the Exchange Act nor to continue to search for an acquisition target.

Undertakings and understandings required of target companies

        As part of a business combination agreement, MAHI intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act for at least a specified period of time; (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

        A potential target company should be aware that the market price and trading volume of the securities of MAHI, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in MAHI within the United States financial community. MAHI does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in MAHI's securities for their own account or customers without active encouragement and basis for doing so. In addition, certain market makers may take short positions in MAHI's securities, which may result in a significant pressure on their market price. MAHI may consider the ability and commitment of a target company to actively encourage interest in MAHI's securities following a business combination in deciding whether to enter into a transaction with such company.

        A business combination with MAHI separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with MAHI normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. MAHI may require assurances from the target company that it has, or that it has a reasonable belief that it will have, sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

        Prior to completion of a business combination, MAHI may require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

Competition

        MAHI will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than MAHI. In view of MAHI's combined extremely limited financial resources and limited management availability, MAHI will continue to be at a significant competitive disadvantage compared to MAHI's competitors.

ITEM  3.  DESCRIPTION OF PROPERTY.

        MAHI has no properties and at this time has no agreements to acquire any properties. MAHI currently uses the offices of Cesar Villavicencio at no cost to MAHI. Mr.Villavicencio has agreed to continue this arrangement until MAHI completes a business combination.

ITEM  4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth each person known by MAHI to be the beneficial owner of five percent or more of the common stock of MAHI and the sole director and officer of MAHI. Except as noted, each person has sole voting and investment power with respect to the shares shown.

------------------------------------- ----------------------------------- -----------------------------------
Name and Address of Beneficial Owner  Amount of Beneficial Ownership      Percentage of Class
------------------------------------- ----------------------------------- -----------------------------------
Acer Limited
c/o Harney Westwood & Riegels,
Craigmuir Chambers, P.O Box 71
Roadtown, Tortola, British Virgin
Islands                                         500,000                             100%
------------------------------------- ----------------------------------- -----------------------------------



ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      Set forth below is the name of the sole director and officer of MAHI, all positions and offices he holds with MAHI, the period during which he has served as such, and his business experience during at least the last five years.

------------------------------------- ----------------------------------- -----------------------------------
                                                                          Positions and Offices Held
Name                                  Age                                 With Registrant
------------------------------------- ----------------------------------- -----------------------------------
Cesar Villavicencio                   35                                  Chief Executive Officer,
                                                                          President, Chief Financial
                                                                          Officer, Secretary and Director
------------------------------------- ----------------------------------- -----------------------------------

CONFLICTS OF INTEREST

        The officer and director of MAHI may be involved with future blank check companies. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of MAHI. In addition, insofar as the officer and director of MAHI is engaged in other business activities, he may devote only a portion of his time to the affairs of MAHI.

        A conflict may arise in the event that another blank check company with which the officer and director of MAHI is affiliated also actively seeks a target company. It is anticipated that target companies will be located for MAHI and other blank check companies in chronological order of the date of formation of such blank check companies. However, other blank check companies may differ from MAHI in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after MAHI. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

        The terms of business combination may include such terms as retaining current management or directors. The terms of a business combination may provide for a payment by cash or otherwise to current stockholders for the purchase or retirement of all or part of the common stock of MAHI owned by a target company. Such benefits may influence the stockholders' choice of a target company.

        There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of MAHI could result in liability of management to MAHI.

Investment Company Act of 1940

        Although MAHI will be subject to regulation under the Securities Act and the Exchange Act, management believes MAHI will not be subject to regulation under the Investment Company Act of 1940 insofar as MAHI will not be engaged in the business of investing or trading in securities. In the event MAHI engages in business combinations, which result in MAHI holding passive investment interests in a number of entities, MAHI could be subject to regulation under the Investment Company Act of 1940. In such event, MAHI would be required to register as an investment company and could be expected to incur significant registration and compliance costs. MAHI has obtained no formal determination from the Securities and Exchange Commission as to the status of MAHI under the Investment Company Act of 1940. Any violation of such Act would subject MAHI to material adverse consequences.

ITEM  6.  EXECUTIVE COMPENSATION.

        The sole officer and director of MAHI has not received any compensation for his services rendered to MAHI, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with MAHI. However, he anticipates receiving benefits as a beneficial stockholder of MAHI.

        No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by MAHI for the benefit of its employees.

ITEM  7. CERTAIN RELATIONSHIPSAND RELATED TRANSACTIONS.

        MAHI has issued a total of 500,000  shares of common  stock  pursuant to
Section 4(2) of the Securities Act for a total of $4,005 in cash.

ITEM  8.  DESCRIPTION OF SECURITIES.

        The authorized capital stock of MAHI consists of 10,000,000 shares of common stock, par value $.001 per share, of which there are 500,000 shares issued and outstanding. The following statements relating to the capital stock set forth the material terms of the securities of MAHI; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, of MAHI, copies of which are filed as exhibits to this registration statement.

Common Stock

        Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of MAHI, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

        Holders of common stock have no preemptive rights to purchase the common stock of MAHI. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Dividends

        Dividends, if any, will be contingent upon MAHI's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of MAHI's Board of Directors. MAHI presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Trading of Securities in Secondary Market

        The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, MAHI will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of MAHI's common stock in the secondary market by the holders thereof may then be made pursuant to
Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

        Following a business combination, a target company will normally wish to cause MAHI's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time. Such steps will normally involve filing a registration statement under the Securities Act. Such registration statement may include securities held by current stockholders or offered by MAHI, including warrants, shares underlying warrants, and debt securities.

        In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) stockholders equity of $5,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 round-lot shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) stockholders equity of $2,500,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 round-lot shareholders.

        If, after a business combination and qualification of its securities for trading, MAHI does not meet the qualifications for listing on the Nasdaq SmallCap Market, MAHI may apply for quotation of its securities on the NASD OTC Bulletin Board.

        In order to have its securities quoted on the NASD OTC Bulletin Board a company must (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

        The NASD OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the NASD OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

        In certain cases MAHI may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

        In general there is greatest liquidity for traded securities on the Nasdaq SmallCap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, the securities of MAHI will be traded following a business combination and qualification of its securities for trading.

Transfer  Agent

        If and when a trading market develops for the common stock, MAHI will retain a transfer agent such common stock.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY ANDRELATED STOCKHOLDER MATTERS.

        (a) MARKET PRICE. There is no trading market for MAHI's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

        The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to MAHI, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

        (i) that a broker or dealer approve a person's account for transactions in penny stocks and

        (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

        In order to approve a person's account for transactions in penny stocks, the broker or dealer must

        (i)  obtain   financial   information  and  investment   experience  and
objectives of the person; and

        (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

        (i) sets forth the basis on which the broker or dealer made the suitability determination; and

        (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

        Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

        (b) HOLDERS. The issued and outstanding shares of the common stock of MAHI were issued in accordance with the exemptions from registration afforded by
Section 4(2) of the Securities Act of 1933.

        (C) DIVIDENDS. MAHI has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM  2. LEGAL PROCEEDINGS.

        There is no litigation pending or threatened by or against MAHI.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        MAHI has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

        Since its inception on February 27, 2004, MAHI has issued 500,000 common shares pursuant to Section 4(2) of the Securities Act of 1933.

ITEM  5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. MAHI's certificate of incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S

FINANCIAL  STATEMENTS.

Set forth below are the audited financial statements for MAHI as at March 15, 2004 and for the period from February 27, 2004 (inception) to March 15, 2004. The following financial statements are attached to this report and filed as a part thereof.

                                                                         Page

Independent Auditor's Report.............................................F - 1

Balance Sheet
  March 15, 2004.........................................................F - 2

Statement of Operations for the
  Period from February 27, 2004 (inception) to March 15, 2004............F - 3

Statement of Stockholders' Equity
 Since February 27, 2004 (inception) to March 15, 2004...................F - 4

Statement of Cash Flows for the
  Period from February 27, 2004 (inception) to March 15, 2004............F - 5

Notes to Financial Statements............................................F - 6

                          INDEPENDENT AUDITOR'S REPORT

Madison Avenue Holdings Inc.
(A Development Stage Company)


         We have audited the accompanying balance sheet of Madison Avenue Holdings Inc. (a development stage company) as of March 15, 2004, and the related statements of operations, cash flows and stockholders' equity from February 27, 2004 (inception) to March 15, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison Avenue Holdings Inc. as of March 15, 2004 and the results of its operations and its cash flows for the period from February 27, 2004 (inception) to March 15, 2004 in conformity with accounting principles generally accepted in the United States of America.

                                        Respectfully submitted

                                        ROBISON HILL & CO.

                                        /s/ Robison Hill & Co.
                                        Certified Public Accountants

Salt Lake City, Utah
March 23, 2004

                          MADISON AVENUE HOLDINGS INC.
                          (A Development Stage Company)
                                  BALANCE SHEET

                                                                       March 15,
                                                                       ---------
                                                                          2004
                                                                       ---------

Assets:
    Cash                                                                $   500
    Prepaid Expenses                                                      3,000
                                                                        -------

       Total Assets                                                     $ 3,500
                                                                        =======

Liabilities - Accounts Payable                                          $    --
                                                                        -------

Stockholders' Equity:
  Common Stock, Par value $.001
    Authorized 10,000,000 shares,
    Issued 500,000 shares at March 15, 2004                                 500
  Paid-In Capital                                                         3,505
  Deficit Accumulated During the
    Development Stage                                                      (505)
                                                                        -------

     Total Stockholders' Equity                                           3,500
                                                                        -------
     Total Liabilities and
       Stockholders' Equity                                             $ 3,500
                                                                        =======




   The accompanying notes are an integral part of these financial statements.

                          MADISON AVENUE HOLDINGS INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
         FOR THE PERIOD FEBRUARY 27, 2004 (INCEPTION) TO MARCH 15, 2004


                                                               Cumulative
                                                                  since
                                                               February 27,
                                                                  2004
                                                              inception of
                                                               development
                                                                  stage
                                        ------------------- ------------------
Revenues:                               $               --  $              --

Expenses - Organization Costs                          505                505
                                        ------------------- ------------------
     Net Loss                                       $(505)             $(505)
                                        ------------------- ------------------

Basic & Diluted loss per share          $               --
                                        ===================




   The accompanying notes are an integral part of these financial statements.

                          MADISON AVENUE HOLDINGS INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
              SINCE FEBRUARY 27, 2004 (INCEPTION) TO MARCH 15,2004

                                                                                                              Deficit
                                                                                                            Accumulated
                                                                                                               Since
                                                                                                            February 27,
                                                                                                                2004
                                                                                                            Inception of
                                                     Common Stock             Paid-In        Retained       Development
                                                 Shares        Par Value      Capital         Deficit          Stage
                                             ------------------------------ -------------  -------------- -----------------
Balance at February 27, 2004 (inception)                   -        $    -         $   -          $    -           $     -
March 15, 2004 Issuance of Stock
   for Cash                                          500,000           500         3,505
Net Loss                                                   -             -             -               -             (505)
                                             ------------------------------ -------------  -------------- -----------------
Balance at March 15, 2004                            500,000          $500        $3,505          $    -            $(505)
                                             ============================== =============  ============== =================



   The accompanying notes are an integral part of these financial statements.

                          MADISON AVENUE HOLDINGS INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
       FOR THE PERIOD FROM FEBRUARY 27, 2004 (INCEPTION) TO MARCH 15, 2004



                                                                         Cumulative
                                                                            Since
                                                                         February 27,
                                                                            2004
                                                                         inception of
                                                                         Development
                                                                            Stage
                                                                      ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                                     $(505)              $(505)
(Increase) Decrease in Prepaid Expenses                     (3,000)             (3,000)
                                                      --------------  ------------------
  Net Cash Used in operating activities                     (3,505)             (3,505)
                                                      --------------  ------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by investing activities                         -                   -
                                                      --------------  ------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of Common Stock                            4,005               4,005
                                                      --------------  ------------------
Net Cash Provided by Financing Activities                     4,005               4,005
                                                      --------------  ------------------

Net (Decrease) Increase in
  Cash and Cash Equivalents                                       -                   -
Cash and Cash Equivalents
  at Beginning of Period                                          -                   -
                                                      --------------  ------------------
Cash and Cash Equivalents
  at End of Period                                             $500                $500
                                                      ==============  ==================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                                    $   -             $     -
  Franchise and income taxes                                  $   -             $     -


SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES: None

   The accompanying notes are an integral part of these financial statements.

                          MADISON AVENUE HOLDINGS INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 15, 2004

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of accounting policies for Madison Avenue Holdings Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation

         The Company was incorporated under the laws of the State of Delaware on February 27, 2004. The Company is in the development stage, and has not commenced planned principal operations.

Nature of Business

         The Company has no products or services as of March 15, 2004. The Company was organized as a vehicle to seek merger or acquisition candidates. The Company intends to acquire interests in various business opportunities, which in the opinion of management will provide a profit to the Company.

Interim Financial Statements

         The Company has not yet adopted a fiscal year. The financial statements as of March 15, 2004 and for the period February 27, 2004 (inception) to March 15, 2004 reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for such period. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

                          MADISON AVENUE HOLDINGS INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 15, 2004
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Pervasiveness of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss per Share

         The reconciliations of the numerators and denominators of the basic loss per share computations are as follows:

                                                                               Per-Share
                                        Income              Shares               Amount
                                        ------              ------               ------
                                     (Numerator)         (Denominator)
Basic Loss per Share
Loss to common shareholders               $(505)              500,000            $      -
                                  =================== ==================== ===================


         The  effect  of   outstanding   common  stock   equivalents   would  be
anti-dilutive for March 15, 2004 and are thus not considered.

Concentration of Credit Risk

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.

NOTE 2 - PREPAID EXPENSES

         Prepaid expenses consist of a retainer paid to the auditing firm.

                          MADISON AVENUE HOLDINGS INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 15, 2004
                                   (Continued)

NOTE 3 - INCOME TAXES

         As of March 15, 2004, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $500 that may be offset against future taxable income through 2019. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

NOTE 4 - DEVELOPMENT STAGE COMPANY

         The Company has not begun principal operations and as is common with a development stage company, the Company has had recurring losses during its development stage.

NOTE 5 - COMMITMENTS

         As of March 15, 2004 all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

                                    PART III

ITEM 1. INDEX TO EXHIBITS


        EXHIBIT NUMBER                  DESCRIPTION
        --------------                  -----------

        3.1                             Certificate of Incorporation

        3.2                             By-Laws

        23.1                            Consent of Robison, Hill & Co.



                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                MADISON AVENUE HOLDINGS INC.

                                By: /s/ Cesar Villavicencio
                                --------------------------------------------
                                Cesar Villavicencio, Chief Executive Officer



Date: March 26,  2004